Exhibit 99.1

High Tide Opens 58th Retail Cannabis Store in Alberta, Becoming the Largest Cannabis Retailer in the Province

CALGARY, AB, Nov. 9, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 250 East Hills Square SE in Calgary, Alberta, has begun selling recreational cannabis products for adult use. This opening represents High Tide's 104th branded retail location across Canada, and 58th in Alberta, selling recreational cannabis products and consumption accessories. The new Canna Cabana store is located within the East Hills Shopping Centre, an expansive and developing retail district anchored by several national big-box retailers, a prominent movie theatre chain, and a membership based discount grocery wholesaler. The shopping centre can be easily accessed by residents of numerous communities in east Calgary, as it is the terminus of the MAX Purple bus rapid transit line, and it is also a short 10-minute drive from the City of Chestermere, a rapidly-growing community of over 20,000 people located immediately east of Calgary.

High Tide Inc. November 9, 2021 (CNW Group/High Tide Inc.)

"I am pleased that with this new location in East Hills, even more customers in east Calgary and Chestermere will be able to easily access our innovative discount club concept," said Raj Grover, President and Chief Executive Officer of High Tide. "Canna Cabana was one of the first players to enter the retail cannabis market in Alberta in 2018, and I am proud that with today's announcement we became the largest cannabis retailer in the province. This new Canna Cabana store, like all of our locations, is designed to lure customers away from the illicit market that still accounts for almost half of all cannabis sales nationally by offering them steep member discounts and unbeatable selection on cannabis products and consumption accessories," added Mr. Grover.

About High Tide Inc.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 104 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 09-NOV-21